Drinker Biddle & Reath LLP
One Logan Square
Suite 2000
Philadelphia, PA 19103
(215) 988-2700 (Phone)
(215) 988-2757 (Facsimile)
www.drinkerbiddle.com

December 29, 2015

VIA EDGAR TRANSMISSION

Ms. Amy W. Miller
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	FEG Absolute Access Fund I LLC (formerly, FEG Absolute Access TEI Fund LLC)(the “Fund” or the “Registrant”)
(1933 Act Registration No. 333-199556; 1940 Act Registration No. 811-22527)

Dear Ms. Miller:

Set forth below are our responses to the comments that you provided on the Fund’s registration statement on Form N-2 (the “Registration Statement”) in your comments, received via telephone on December 23, 2015. Page references are to the Registration Statement as filed with the Securities and Exchange Commission (the “Commission”) on December 11, 2015.

PROSPECTUS

Summary – Summary of Fund Expenses

1.	Comment: Please confirm that the “Other Expenses” listed in the Summary of Fund Expenses section is correct or explain any difference between the “Other Expenses” listed and the expenses in prior pre-effective amendments to the Registrant’s registration statement.

Response: The Registrant will revise the “Other Expenses” for the Fund to 0.48%, based upon the Fund’s expenses for the fiscal year ended March 31, 2015, and will update the Fund’s Summary of Fund Expenses and Expense Example accordingly.

Ms. Amy W. Miller
December 29, 2015

2.	Comment: Please confirm whether the Distribution and Servicing Fee in footnote 4 to the Fund’s Summary of Fund Expenses is indirectly paid by Members. If such expense is not paid indirectly, please revise the footnote to so indicate.

Response: The Registrant will revise the description to remove the word “indirectly” from footnote 4 to the Summary of Fund Expenses, as the Distribution and Servicing Fee may be charged directly to Members who own Class II Units or Class III Units.

3.	Comment: The Expense Example for Class III Units of the Fund indicates that a shareholder “would pay the following expenses based on the imposition of the 3.00% sales charge and a $1,000 investment in the Fund, assuming a 5% annual return.” Please confirm that the 3.00% sales charge is reflected in the amounts listed in the Expense Example for Class III Units.

Response: The Registrant will revise the Expense Example for each Class of Units in connection with the revision to the Fund’s “Other Expenses” in the Summary of Fund Expenses discussed in response to Comment 1 and confirms that the 3.00% sales charge will be included in the revised Expense Example for Class III Units.

We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (215) 988-3328 or, in my absence, to Joshua Deringer at (215) 988-2959.

Very truly yours,

/s/ Andrew E. Seaberg
Andrew E. Seaberg

cc:	Joshua B. Deringer, Esq.
Ryan Wheeler